

May 8, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (319) 653-2890

Michael J. Bohannan
Chairman
Iowa Renewable Energy, LLC
1060 W. Monroe Street, P.O. Box 2
Washington, Iowa 52353

> **Re:** **Iowa Renewable Energy, LLC**
> **Amendment No. 1 to Form 10-SB**
> **Filed April 9, 2007**
> **File No. 000-52428**

Dear Mr. Bohannan:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The disclosure replicated in Exhibit 16 does not correspond to the revised disclosures on page 39 of the amended filing. Please revise.

Description of Business, page 4
Business Development, page 4

2. Please revise your discussion of possible construction delays to specify the factors most likely to cause such delays.

3. We note your revised disclosure stating that "REG will pay over to us *all* proceeds received from sales of our biodiesel and glycerin." (emphasis added). Please revise to clarify whether the amount you receive will be net of fees paid to REG.

4. Please provide clarification regarding disclosure of your fee structure for the seventh month after the first month in which your biodiesel will be sold. Specifically, will you only pay 5.7 cents per gallon on unsold production?

Sources and Availability of Raw Materials, page 13
Supply, page 13

5. We note your response to comment 11 of our letter dated March 6, 2007. Please revise your discussion here to disclose that your agreement with REG does not address feedstock allocation between you, REG, and other competitors with similar arrangements with REG. Please also your Risk Factors disclosure to discuss this risk under a separate heading.

Risk Factors, page 17
Risks Related to Iowa Renewable Energy as a Development-Stage Company, page 17
We have no operating history . . ., page 17

6. We note your response to comment 13 of our letter dated March 6, 2007. Please revise to clarify that you will be responsible only for the hiring of "labor employees," as stated in your response letter or otherwise make revisions to clarify that REG will be responsible for hiring at least two of your management employees, as disclosed on page 16.

Certain Relationships and Related Transactions, page 37

7. We note your response to comment 17 of our letter dated March 6, 2007. Please revise to provide the disclosure required by paragraph (c) to Item 404 of Regulation S-B with respect to your promoters.

Closing Comment

8. Please also review the representations requested on page 5 of our letter dated March 6, 2007, and provide these representations in the form requested.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Catherine C. Cownie (*via facsimile* 515/283-0231)
        Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.C.
        Suite 2000, Ruan Center
        666 Grand Avenue
        Des Moines, Iowa 50309-2510